UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

DREW INDUSTRIES INCORPORATED

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26168L205

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[XXX] Rule 13d-1(b)

[XXX] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Stadium Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) XXX

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0-
6. Shared Voting Power 831,100
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 831,100

9. Aggregate Amount Beneficially Owned by Each Reporting Person 831,100

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 8.4%

12. Type of Reporting Person (See Instructions)

OO

IA

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Stadium Capital Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______
(b) XX

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0-
6. Shared Voting Power 515,700
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 515,700

9. Aggregate Amount Beneficially Owned by Each Reporting Person 515,700

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 5.2%

12. Type of Reporting Person (See Instructions)

PN

________

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Alexander M. Seaver

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) XXX

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0-
6. Shared Voting Power 831,100
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 831,100

9. Aggregate Amount Beneficially Owned by Each Reporting Person 831,100

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 8.4%

12. Type of Reporting Person (See Instructions)

IN

________

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Bradley R. Kent

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) XXX

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0-
6. Shared Voting Power 831,100
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 831,100

9. Aggregate Amount Beneficially Owned by Each Reporting Person 831,100

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 8.4%

12. Type of Reporting Person (See Instructions)

IN

________

Item 1.

(a) Name of Issuer

Drew Industries Incorporated

(b) Address of Issuer's Principal Executive Offices

200 Mamaroneck Avenue, White Plains, NY 10601, USA

Item 2.

(a) The names of the persons filing this statement are:

Stadium Capital Partners, L.P. a California limited partnership ("SCP"),
Stadium Capital Management, LLC, a Delaware limited liability company ("SCM"),
Alexander M. Seaver ("Seaver")
Bradley R. Kent ("Kent")
(collectively, the "Filers").

SCM, Seaver and Kent disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein. SCP is filing jointly with the other filers, but not as members of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13G on behalf of SCP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

(b) The principal business office of the Filers is located at:

2483 East Bayshore Road, Suite 202, Palo Alto, CA 94303

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 26168L205

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [XXX] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

SCM is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Seaver and Kent are the Managing Members of SCM. SCM is the general partner of and investment adviser to SCP.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 2(a) of this Schedule.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

The following Certification is made by SCM, Kent and Seaver.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The following Certification is made by SCP.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2003

STADIUM CAPITAL MANAGEMENT, LLC By: Bradley R. Kent, Manager	Alexander M. Seaver Bradley R. Kent
STADIUM CAPITAL PARTNERS, L.P. By: Stadium Capital Management, LLC By: Bradley R. Kent, Manager